Exhibit 99.2

H WORLD GROUP LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: HTHT, HKEX Stock Code: 1179)

Proxy Statement for Annual General Meeting

to be held on June 26, 2026

(or any adjourned or postponed meeting thereof)

GENERAL

The board of directors (the “Board”) of H World Group Limited (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders of the Company (the “AGM” or the “General Meeting”) to be held on June 26, 2026 at 10:00 a.m. (local time). The AGM will be held at No. 1299 Fenghua Road, Jiading District, Shanghai, People’s Republic of China.

You can review and download the proxy statement and the proxy form at the “Investor Relations—News & Events—AGM Summary” section of the Company’s website at https://ir.hworld.com/news-and-events/agm-summary, and website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk.

RECORD DATE, SHARE OWNERSHIP AND QUORUM

Only holders of the Company’s ordinary shares, par value US$0.00001 per share (“Ordinary Shares”) of record as of the close of business on May 18, 2026, Hong Kong time (the “Ordinary Shares Record Date”) are entitled to attend and vote at the AGM.

Holders of American Depositary Shares (“ADSs”) issued by Citibank, N.A., as depositary of the ADSs, and representing our Ordinary Shares are not entitled to attend or vote at the AGM under the Company’s amended and restated memorandum of association (the “Memorandum”) and second amended and restated articles of association (the “Articles”). Please note that any ADS holder who appears at the venue of the AGM will not be allowed to attend the AGM. Holders of ADSs as of the close of business on May 18, 2026, New York time (the “ADS Record Date”) will be able to instruct Citibank, N.A., the depositary of the ADSs and the holder of record (through a nominee) of the Ordinary Shares represented by ADSs, as to how to vote the Ordinary Shares represented by such ADSs. Citibank, N.A., as depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the AGM the Ordinary Shares it holds in respect of the ADSs in accordance with the instructions which it has timely and properly received from ADS holders.

One or more shareholders of the Company entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third in nominal value of the total issued voting shares in the Company, shall be a quorum for all purposes.

VOTING AND SOLICITATION

Each Ordinary Share issued and outstanding as of the close of business on the Ordinary Shares Record Date is entitled to one vote at the AGM. Each resolution put to the vote at the AGM will be decided by poll. Where required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, a shareholder of the Company who has a material interest in the matter to be approved by a particular resolution will be required to abstain from voting on such resolution.

The solicitation materials are available on the Company’s website (https://ir.hworld.com), on the website of the U.S. Securities and Exchange Commission (www.sec.gov) and on the website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk).

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VOTING BY HOLDERS OF ORDINARY SHARES

When proxy forms are properly dated, executed and returned by holders of Ordinary Shares to the mailing address set forth in the proxy form before 10:00 a.m., Hong Kong Time, on June 24, 2026 (the deadline for the return of such proxy forms), the Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the Ordinary Shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the Ordinary Shares for the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Where any holder of Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

VOTING BY HOLDERS OF ADSs

The nominee of Citibank, N.A. (the Depositary of the ADSs) is the holder of record for all the Ordinary Shares represented by the ADSs and as such the nominee is the only person who may attend and vote those Ordinary Shares at the AGM on behalf of the Depositary and the holders of ADSs.

We have requested Citibank, N.A., as Depositary of the ADSs, to distribute to all holders of record of ADSs as of the ADS Record Date, the notice of the AGM and an ADS Voting Card. Upon the timely receipt from any holders of record of ADSs of voting instructions in the manner specified, Citibank, N.A. will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the number of Ordinary Shares represented by the ADSs in accordance with such voting instructions. Under the terms of the deposit agreement for the ADSs (the “Deposit Agreement”), Citibank, N.A. will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described in the paragraphs below.

There is no guarantee that a holder of ADSs will receive the materials described above with sufficient time to enable such holder to return voting instructions to Citibank, N.A. in a timely manner, in which case the Ordinary Shares underlying your ADSs may not be voted in accordance with your wishes.

If an ADS voting card is missing voting instructions, Citibank, N.A. shall deem the holder of the ADSs in question to have instructed Citibank, N.A. to vote in favor of the items set forth in the ADS voting card. If an ADS Voting Card contains conflicting voting instructions as to any issue to be voted on at the AGM, Citibank, N.A. shall deem the holder of the ADSs in question to have instructed Citibank, N.A. to abstain from voting on such issue.

If no timely instructions are received by Citibank, N.A. from a holder of ADSs by 10:00 a.m., New York Time, June 17, 2026, under the terms of the Deposit Agreement, Citibank, N.A. will deem such holder of ADSs to have instructed it to give a discretionary proxy to a person designated by the Company to vote the Ordinary Shares represented by such holder’s ADSs, unless voting at the meeting is by show of hands and unless the Company has informed Citibank, N.A. that (x) the Company does not wish such proxy to be given, (y) substantial opposition exists, or (z) the rights of holders of Ordinary Shares may be materially adversely affected, in each case in accordance with the terms of the Deposit Agreement.

REVOCABILITY OF PROXIES AND ADS VOTING CARDS

Any proxy given by a holder of Ordinary Shares by means of a proxy form, and any voting instructions given by an ADS holder by means of an ADS voting card, pursuant to this solicitation may be revoked: (a) for holders of Ordinary Shares or ADSs, by submitting a written notice of revocation or a fresh proxy form or fresh ADS Voting Card, as the case may be, bearing a later date, which must be received by the deadlines for returning the proxy forms or ADS voting cards set forth above, or (b) for holders of Ordinary Shares only, by attending the AGM and voting in person.

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PROPOSAL 1:

Ordinary Resolution

Ratification of appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as auditor of the Company for 2026 and the authorization for the directors of the Company to determine the remuneration of the auditor

The Board proposes to ratify and approve the appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026.

In the event the shareholders fail to ratify the appointment, the audit committee of the Board (the “Audit Committee”) will appoint different independent auditors with the requisite qualifications and competence and such appointment will be ratified by the Company’s shareholders at the next general meeting of the Company. Even if the appointment is ratified at the AGM, the Audit Committee, in its discretion, may appoint different independent auditors at any time during the year if it determines that such a change would be in the Company’s and its shareholders’ best interests. Such appointment of different independent auditors shall also be ratified by the Company’s shareholders at the next general meeting of the Company.

THE BOARD RECOMMENDS A VOTE “FOR” THE RATIFICATION OF APPOINTMENT OF DELOITTE TOUCHE TOHMATSU CERTIFIED PUBLIC ACCOUNTANTS LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2026.

PROPOSAL 2:

Ordinary Resolution

Authorization for the re-election of Mr. Justin Martin Leverenz (appointed by the Board on August 15, 2025) as a director of the Company

The Board proposes to re-elect Mr. Justin Martin Leverenz (appointed by the Board on August 15, 2025) as a director of the Company, whose biography is set forth in Exhibit A.

THE BOARD RECOMMENDS A VOTE “FOR” THE AUTHORIZATION OF RE-ELECTION OF MR. JUSTIN MARTIN LEVERENZ (APPOINTED ON AUGUST 15, 2025) AS A DIRECTOR OF THE COMPANY.

PROPOSAL 3:

Ordinary Resolution

Authorization for the re-election of Ms. Yi Zhang (alias Bonnie Yi Zhang) (appointed by the Board on August 15, 2025) as an independent director and the chairwoman of the audit committee of the Company

The Board proposes to re-elect Ms. Yi Zhang (alias Bonnie Yi Zhang) (appointed by the Board on August 15, 2025) as an independent director and the chairwoman of the audit committee of the Company, whose biography is set forth in Exhibit B, be and is hereby authorized and approved.

THE BOARD RECOMMENDS A VOTE “FOR” THE AUTHORIZATION OF RE-ELECTION OF MS. YI ZHANG (ALIAS BONNIE YI ZHANG) (APPOINTED ON AUGUST 15, 2025) AS AN INDEPENDENT DIRECTOR OF THE COMPANY.

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PROPOSAL 4:

Ordinary Resolution

Authorization and approval of each director or officer of the Company or Conyers Trust Company (Cayman) Limited to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolutions as such director, officer or Conyers Trust Company (Cayman) Limited, in his, her or its absolute discretion, thinks fit and to attend to any necessary registration and/or filing for and on behalf of the Company.

THE BOARD RECOMMENDS A VOTE “FOR” THE GENERAL RESOLUTION.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the form of proxy to vote the Ordinary Shares they represent as the Board may recommend.

By Order of the Board of Directors,
Qi JI
Executive Chairman

Dated: May 11, 2026

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EXHIBIT A

Mr. Justin Martin Leverenz’s Biography

Justin Martin Leverenz has served as our executive director since August 2025. Mr. Leverenz was the Chief Investment Officer and a Senior Portfolio Manager of Invesco Developing Markets Fund from May 2007 to July 2025. He joined Invesco Ltd. in 2019 when it combined with OppenheimerFunds. Mr. Leverenz managed the OppenheimerFunds Developing Markets Fund, which was renamed the Invesco Developing Markets Fund, beginning in May 2007. He was a Portfolio Manager at OppenheimerFunds from 2007 to 2019, having started in 2004 as a senior research analyst supporting Global Equity Strategy. Prior to joining OppenheimerFunds, Mr. Leverenz was a director of Pan-Asian Technology Research for Goldman Sachs in Asia, where he covered technology companies in the region. He also served as the Head of Equity Research in Taiwan, China for Barclays de Zoete Wedd and as a Portfolio Manager for Martin Currie Investment Managers in Scotland. Mr. Leverenz obtained his bachelor’s degree in Chinese Studies and Political Economy from the University of California and his master’s degree in international economics from the University of California. He is a Chartered Financial Analyst® (CFA®) charter holder.

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EXHIBIT B

Ms. Yi Zhang (alias Bonnie Yi Zhang) ’s Biography

Yi Zhang has served as our independent director since August 2025. Ms. Zhang has served as the Chief Financial Officer of SINA Corporation since March 2015. From March 2014 to March 2015, Ms. Zhang was the Chief Financial Officer of Weibo Corporation (NASDAQ: WB; HKEX: 09898), one of SINA’s subsidiaries. Prior to joining Weibo, Ms. Zhang was the Chief Financial Officer of AdChina Ltd., a company operating an integrated internet advertising platform in China, from May 2011 to February 2014. From October 2007 to April 2011, Ms. Zhang was an audit partner of Deloitte Touche Tohmatsu based in Shanghai, with a focus on serving Chinese companies listed in the United States and Chinese companies making initial public offerings in the United States. Ms. Zhang has served as an independent director of Yatsen Holding Limited (NYSE: YSG), a NYSE listed company since November 2020. Ms. Zhang has also served as an independent non-executive director of Swire Pacific Limited (HKEX: 0019), a Hong Kong-based international conglomerate with a diversified portfolio of market leading businesses since June 2022. Since February 2023, Ms. Zhang has served as an independent director of Hesai Group (NASDAQ: HSAI), a NASDAQ listed technology company. Ms. Zhang graduated summa cum laude with a B.A. in Business Administration from McDaniel College in Maryland in 1997. She is a member of the American Institution of Certified Public Accountants.

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